EXHIBIT 99.1

CONSOLIDATED MERCANTILE INCORPORATED

PRESS RELEASE

CONSOLIDATED MERCANTILE INCORPORATED REPORTS YEAR-END FINANCIAL RESULTS

Toronto, March 26, 2010 – Consolidated Mercantile Incorporated (TSX: “CMC”; OTC: “CSLMF.PK”)

Net Loss for the year ended December 31, 2009 was $232,461 compared to Net Earnings of $347,363 in 2008.  Net Earnings for the 2008 year included a Gain on foreign exchange of $1.6 million.  Loss per share for the year was $0.04 compared with Earnings per share of $0.07 in the comparable 2008 period.

Consolidated Mercantile Incorporated is a management holding company which effects its strategy through investment in, management of and the provision of merchant banking services to its core strategic industries.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500